FEBRUARY 17, 2000

THE PHILIPS GROUP IN 1999

--- Philips' income from continuing operations in 1999 was a record at EUR 1,804 million, or EUR 5.24 per common share, compared to EUR 541 million, or EUR 1.50 per common share in 1998.

--- Net income in 1999 amounted to EUR 1,799 million or EUR 5.22 per common share versus EUR 6,053 million (EUR 16.81 per common share) in 1998, which included EUR 5,054 million (EUR 14.03 per common share) related to PolyGram as a discontinued operation, largely comprising the gain on the sale of Philips' 75% equity interest in PolyGram to The Seagram Company Ltd.

--- All product sectors, except Miscellaneous, made positive contributions to income in 1999. Our unconsolidated companies also achieved strong results. The overall profitability of continuing operations was considerably improved, and has brought the Company closer to its goal of achieving profitable growth with sustainable market leadership across its portfolio of businesses. Also, the Company has been strengthened through several key acquisitions and continued investment in its infrastructure and in the Philips brand.

--- Philips Semiconductors saw a strong upturn in sales in the second half of the year, with margins (excluding VLSI) improving in each quarter of 1999.

--- A number of strategic options for Origin are being evaluated, including the merits of obtaining a primary listing. After its successful restructuring, Origin may require greater freedom and flexibility to realize its full potential for profitable growth in the e-commerce environment.

DIVIDEND

A proposal will be submitted to the General Meeting of Shareholders to declare a dividend of EUR 1.20 per common share (1998: EUR 1.00).

SALES AND INCOME FROM OPERATIONS

Sales in 1999 grew to EUR 31,459 million, on a nominal basis 3% higher than the EUR 30,459 million in 1998. Currency fluctuations had a positive effect of 2%, while various changes in consolidations reduced sales by 2%. Sales growth on a comparable basis was 4%. The comparable sales increase in the second half of 1999 amounted to 5%, versus 2% in the first half, reflecting an upturn in Philips' semiconductor business which achieved 15% growth during this period.

Ebitda (in Philips' definition: income from operations before depreciation and amortization charges) in 1999 totaled EUR 3,555 million, which is approximately EUR 1 billion more than in 1998.

Income from operations in 1999 totaled EUR 1,751 million, or 5.6% of sales, as compared to EUR 685 million or 2.2% of sales in 1998. The largest increase in income from operations was realized by PCC, whose results significantly improved in 1999. PCC's 1998 results were adversely impacted by special charges in connection with the dissolution of the joint venture with Lucent Technologies (EUR 375 million), including subsequent restructuring costs. Income from operations in 1999 was favorably influenced by EUR 220 million higher non-recurring income from divestments - principally the sale of Conventional Passive Components.

The year-to-year comparison of income from operations is impacted by the amortization of intangibles and the write-off of in-process research and development resulting from recent acquisitions such as VLSI Technology, VCS and Micrion/Fei in 1999, and ATL Ultrasound in 1998.

Financial income and expenses was a positive of EUR 32 million in 1999, as compared to expenses of EUR 312 million in 1998. Net interest expense declined to EUR 129 million in 1999 mainly reflecting the impact of the net cash position (cash exceeded debt) during the first half of 1999. This compares to net interest expense of EUR 244 million in 1998.

Financial income included a gain of EUR 117 million from the sale of marketable securities, and dividends received totaling EUR 28 million. 1998 included a EUR 39 million gain from the sale of securities.


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Income tax charges totaled EUR 336 million in 1999, compared to EUR 41 million in 1998. This corresponds to an effective tax rate in 1999 of 19%, up from 11% in 1998. The lower effective tax rate compared to the statutory rate in both years, resulted from the utilization of previously unrecognized loss carryforwards in various countries in Europe, and releases of valuation allowances.

Results relating to unconsolidated companies in 1999 totaled EUR 409 million, compared with EUR 39 million in 1998. Income in 1999 was positively influenced by the significant contribution from LG.Philips LCD Co., Korea of EUR 188 million, net of goodwill amortization charges. Apart from this, the 1999 results were considerably higher than in the previous year, largely attributable to improving results of Taiwan Semiconductor Manufacturing Co. (TSMC). Philips' share in the income of TSMC includes a EUR 92 million gain recorded on TSMC's debt equity conversion. ASML reported a 31% increase in earnings in 1999, reflecting a particularly strong second half of the year.

Minority interests amounted to EUR 52 million in 1999, in contrast to 1998 when they absorbed EUR 170 million of the net losses incurred by Group companies. This was substantially related to Lucent Technologies' share in the losses of the PCC joint venture that was dissolved at the end of September 1998.

Income from continuing operations was EUR 1,804 million in 1999, or EUR 5.24 per common share, compared to EUR 541 million, or EUR 1.50 per common share in 1998. Extraordinary items in 1999 amounted to a loss of EUR 5 million as opposed to a net gain of EUR 458 million in 1998. Major items in 1998 were the sales of Philips Car Systems at a net gain of EUR 379 million and Philips Optoelectronics B.V. at a net gain of EUR 78 million.

Net income in 1999 amounted to EUR 1,799 million or EUR 5.22 per common share. Net income for 1998, including EUR 5,054 million relating to the discontinuation of PolyGram, totaled EUR 6,053 million (EUR 16.81 per common share).

SEGMENT SALES AND INCOME FROM OPERATIONS

Sales in the LIGHTING division in 1999 were EUR 4.5 billion representing comparable growth of 1%, more or less in line with the world market, with positive volume growth being eroded by continuing price pressure, particularly in Europe.

Income from operations in 1999 was EUR 602 million or 13.1% of segment revenues, compared to EUR 595 million or 13.2% of segment revenues in 1998. 1999 income was impacted by restructurings in both Europe and Latin America.

Sales in the sector CONSUMER PRODUCTS were essentially flat at a nominal EUR
12.4 billion. Adjusted for the positive effects of higher currency exchange rates (1%) and consolidation changes (minus 7%), comparable growth in 1999 amounted to 6%. The main consolidation change was the dissolution of the PCC joint venture in 1998, which had a substantial impact on the sales comparison towards 1999. Lower prices had an impact of 11% whereas sales volume had a positive effect of 17%. The growth related especially to the substantial increase in sales at PCC, where unit sales of cellular phones almost doubled, and favorable Consumer Electronics performance, headed by very strong sales in PC Peripherals, particularly in monitors. Also sales of Audio increased sharply. In 1999 the DVD player became the audio-video product with the fastest market penetration of all time. Sales of the Domestic Appliances and Personal Care division increased by 2% on a comparable basis. Both the Cool Skin product and the Quadra Action shaver performed very well in the USA, and as a consequence the global market share in shavers has increased.

Income from operations in the sector increased in 1999 to EUR 555 million, or 4.3% of segment revenues, up from a loss of EUR 278 million, or 2.2% of segment revenues, in 1998. The significant turnaround was primarily attributable to the fact that PCC's operating performance was drastically improved after the dissolution of the joint venture with Lucent, and the subsequent restructuring of the remaining PCC activities. The disentanglement and restructuring had a significant negative impact on 1998 earnings. Higher license income was also a positive factor in 1999. Disregarding the impact of PCC, profitability of the Consumer Electronics division was affected by lower income performance in a number of businesses. Television income was affected by components shortages in Europe which limited the availability of high-end products.


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Sales of COMPONENTS in 1999 declined by 2% to EUR 3.8 billion. Disregarding consolidation and currency changes, comparable sales growth came to 3%. Substantial positive sales growth was recorded in Flat Display Systems, attributable to sustained strong growth in small LCD displays for cellular phones and in large LCD screens, which were partly sourced from the new joint venture with LG Electronics in South Korea. Income from operations in 1999 improved substantially to EUR 286 million, up from EUR 44 million a year earlier. Also disregarding the higher gains from the sale of participations, largely the EUR 169 million gain on the sale of the Conventional Passive Components business, income in 1999 improved. The results of the Hosiden and Philips Display Corporation (HAPD) joint venture have steadily improved to reach break-even during the second half of the year. Although Optical Storage income for the full year was down, income performance has shown a strong positive trend in the second half of the year.

Sales of SEMICONDUCTORS in 1999 were EUR 3.8 billion, up 18%. Adjusted for consolidation changes (10%, mainly attributable to the consolidation of VLSI Technology from June 1,1999) and currency changes (an increase of 3%), the comparable sales growth was 5% consisting of 14% volume growth and price erosion of 9%. The second half of the year saw a strong upturn in sales following the market.

Income from operations in 1999 was impacted by the consolidation of VLSI per June 1, which had a negative effect on income of EUR 201 million, due to VLSI's acquisition-related charges and operational losses. Excluding VLSI and the gain on the sale of Complex Programmable Logic Devices, the operational margin came to 18.9% of segment sales versus 19.3% in the prior year with margins improving each quarter this year in line with the upturn of the business cycle. The integration of VLSI has been completed and we expect it to make a positive contribution to earnings (after goodwill) in the second half of this year.

Sales in the PROFESSIONAL sector in 1999 were EUR 5.2 billion, an increase on a comparable basis of 4%. Medical Systems recorded 9% comparable sales growth, significantly exceeding market growth. Sales of Business Electronics were flat.

Income from operations in 1999 was EUR 100 million, or 1.8% of segment revenues, up from a loss of EUR 55 million, or 1.2% of segment revenues, in 1998. Income in 1998 was substantially affected by the acquisition-related charges of EUR 233 million pertaining to the acquisition of ATL Ultrasound. Excluding ATL, the income of the sector in 1999 was down from last year, primarily because of the lower income of Business Electronics, mainly due to losses at Digital Video communication Systems (DVS) caused by significant investments in the US market for digital set-top boxes. DVS saw break-even in the fourth quarter, however, and is in a good position for accelerated growth in 2000 and beyond.

In the course of 1999, it was decided to regroup all the activities of the Business Electronics division, mostly into Consumer Electronics. Upon completion, the division ceased to be an organizational entity, effective January 1, 2000. Consequently, the financial reporting related to Business Electronics in the product sector reporting, remained unchanged until this date.

Sales of ORIGIN in 1999 were EUR 1.1 billion, unchanged from the year earlier. Growth was sharply lower in the latter half of the year, because of lower IT spending by companies in anticipation of the millennium.

Income from operations rose from EUR 59 million, or 3.6% of segment revenues, to EUR 97 million, or 5.6% of segment revenues, as a direct reflection of improving capacity utilization, as well as cost efficiency. Higher charges of goodwill amortization and pension costs impacted income by EUR 11 million.

Sales of the MISCELLANEOUS sector were EUR 0.7 billion in 1999, down 11% on a comparable basis. This was primarily caused by Philips' Plastics and Metalware Factories (PMF) following divestitures, and other miscellaneous activities, offsetting higher sales in Philips Machinefabrieken.

Income from operations came to a loss of EUR 91 million, or 11.8% of segment revenues, from a loss of EUR 46 million, or 4.1% of segment revenues in 1998, primarily due to lower income at PMF and Machinefabrieken.

UNALLOCATED; in 1999, non-recurring events were included with a negative impact of approximately EUR 60 million, of which EUR 40 million occurred in the fourth quarter.


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GEOGRAPHIC DEVELOPMENTS

Geographically, sales growth in 1999 showed a divergent pattern. North America recorded robust growth (9%) with nearly all sectors contributing. Asia Pacific recovered from its 1998 slump and recorded 7% higher sales, realized across all sectors. Europe registered 1% growth, which was realized in Consumer Products, benefiting from excellent PCC sales. In addition, Latin America has experienced a recovery in sales in the second half of the year, and came close to positive growth for the full year.

North America generated the largest increase in income from operations. This was primarily due to the aforementioned substantially improved performance at PCC. Europe also achieved an improvement in income, mainly for the same reason. Asia Pacific benefited from stronger results in China, mainly Consumer Electronics and Components, improving results in the HAPD joint venture and better PCC results. Income in Latin America reflected a recovery from last year, driven especially by positive Consumer Electronics results.

CASH FLOWS AND FINANCING

The cash flows from operating activities totaled approximately EUR 1.9 billion compared to EUR 2.1 billion in 1998. The slight decline is primarily attributable to increased working capital requirements of the Company's businesses, which should be seen against the background of increased sales.

Expressed as a percentage of sales, the amount of inventories at the end of 1999 was the equivalent of 14.5% of sales, which represents a 0.5% increase compared to 14.0% a year earlier. Excluding currency effects, 1999 inventory as a percentage of sales was actually below 1998 levels.

Cash required by investing activities in 1999 totaled approximately EUR 3.8 billion, compared to EUR 1.4 billion in 1998 (excluding the divestiture of PolyGram). The increase is attributable to several business acquisitions during the year.

The net cash used by financing activities in 1999 totaled approximately EUR 2.6 billion, including the return of EUR 1.5 billion to shareholders, which compares to a cash-out of EUR 0.8 billion in 1998.

Total debt outstanding at the end of 1999 was EUR 3.3 billion, compared with EUR
3.6 billion at December 31, 1998.

The net debt to group equity ratio amounted to 6:94 at the end of 1999. The net cash position renders this ratio meaningless in 1998.

EMPLOYEES

The number of employees at the end of 1999 totaled 226,874, which translates into a headcount reduction of 6,812 from the previous year-end. Adjusting for consolidation changes, the headcount reduction came to 4,155. VLSI added 2,257 employees to the Company's payroll.

THE FOURTH QUARTER

Income from continuing operations in the fourth quarter of 1999 amounted to EUR 687 million (EUR 2.04 per share) as compared to a loss of EUR 308 million (EUR
0.86 per share) in the year-earlier quarter. The latter was significantly affected by charges for the unwinding and subsequent restructuring of PCC, and various other charges with a total impact of EUR 736 million (net after taxes).

Sales performance on a comparable basis was 4 per cent up on the corresponding quarter in 1998, primarily attributable to 22 per cent growth in Semiconductors in addition to 7 per cent growth in PCC and 8 per cent growth in DAP.

Geographically, strong sales growth was continued in Asia Pacific and North America, and was sharply up in Latin America.


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Income from operations in the 1999 quarter amounted to EUR 531 million versus a loss of EUR 387 million in the prior year quarter. Improvements in income from operations occurred mainly at PCC, which achieved a marginally positive result in the quarter, but also at Components, DAP and Semiconductors. Excluding the acquisition of VLSI, the Semiconductor sector realized an operating margin of 19.9% versus 14.7% in the corresponding quarter a year earlier. Group income from operations improved in all regions. Unconsolidated companies made a substantially higher contribution to Group income, notably EUR 269 million versus a minor loss of EUR 3 million in 1998. This was entirely attributable to the significant contribution of LG.Philips LCD Co., as well as much stronger TSMC and ASML results, both benefiting sharply from the upturn in the semiconductor industry. Philips' results relating to TSMC include a EUR 92 million gain recorded on TSMC's debt equity conversion. Net income in the last quarter of 1999 came to EUR 687 million or EUR 2.04 per common share, compared to EUR 4.683 million or EUR 13.00 per share in 1998, which included the gain on the sale of PolyGram.

OUTLOOK

We view the year 2000 with optimism. The economic development in the various regions of the world - except for Japan - is encouraging. The trend of improving annual earnings should continue, supported by positive signs across all our product divisions.

Capital expenditure will exceed depreciation charges as a result of investments in profitable growth; employment will stay at about the same level as at the end of 1999.

We will continue to improve the cycle time of operating processes and improve teamwork in the organization supported by the BEST program. Our disciplined approach to improving operations, further tightening our business controls and enhancing value-based management will be maintained.

We remain committed to achieve double-digit earnings growth and positive cash flow each year, while closing in on our longer-term objective of 24% return on net assets.

Amsterdam, February 17, 2000
Board of Management